UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

M-tron Industries, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	46-0457944
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2525 Shader Road, Orlando, Florida	32804
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Warrants to Purchase Shares of Common Stock, Expiring on or before April 25, 2028	MPTI WS	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities currently with a Regulation A offering, check the following box. ☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On February 27, 2025, the Board of Directors (the “Board”) of M-tron Industries, Inc. (the “Company”) authorized the distribution of warrants (the “Warrants”) to purchase its common stock, par value $0.01 per share (the “Common Stock”), to its existing shareholders of record of the Common Stock as of the close of business on March 10, 2025 (the “Record Date”). Holders of Common Stock on the Record Date will be entitled to receive one (1) Warrant for each share of Common Stock owned. When exercisable, five (5) Warrants will entitle the holder to purchase one (1) share of Common Stock at the Exercise Price (defined below).

The Warrants will be issued pursuant to the terms of a Warrant Agreement, dated as of April 25, 2025 (the “Warrant Agreement”), by and among the Company, Computershare Inc., and Computershare Trust Company, N.A. (collectively, the “Warrant Agent”), which is summarized below. The following summary of certain provisions of the Warrants and the Warrant Agreement is not complete and is qualified in its entirety by reference to the Warrant Agreement, filed as Exhibit 4.1 to this Registration Statement on Form 8-A and incorporated by reference herein.

Exercisability

Five (5) Warrants entitle their registered holder to purchase one (1) share of Common Stock at the Exercise Price. The Warrants will only become exercisable on the date (the “Effective Date”) that is the earlier of (i) thirty (30) days prior to the Calendar Expiration Date (as defined below) and (ii) such date that the average volume weighted average price per share (“VWAP”) of our Common Stock is greater than or equal to $52.00 per share for the prior thirty (30) consecutive trading day period (such date, the “Trigger”); provided, however, that should the Trigger occur, the Warrants must be exercised within thirty (30) days of the Company's notification pursuant to the Warrant Agreement that the Trigger has occurred (the “Trigger Expiration Date”); provided, further, that, for the avoidance of doubt, the thirty (30) consecutive trading day period referred to above shall, if applicable, include only trading days beginning on or after the date the Warrants are issued. Once the Warrants become exercisable, they may be exercised in accordance with the terms of the Warrant Agreement until their expiration at 5:00 p.m., Eastern Time, on the earlier of April 25, 2028 (the “Calendar Expiration Date”) or the Trigger Expiration Date (the “Expiration Date”).

We will monitor the VWAP of our Common Stock. Within four (4) business days after the first (1st) trading day after the issuance of the Warrants on which the average of the daily VWAP for our Common Stock that is greater than or equal to $52.00 per share for the prior thirty (30) consecutive trading day period (as adjusted for stock splits, stock dividends, combinations, reclassifications and similar events), we will instruct the Warrant Agent to give all Warrant holders notice that the Trigger has occurred and that the thirty (30)-day exercise period has commenced and to provide instructions on how to exercise Warrants during the exercise period. We will issue a press release and file a Current Report on Form 8-K to notify the public if the Trigger has occurred promptly, and the exercise period shall commence on the date that such press release is issued and Current Report on Form 8-K is filed.

If the Warrants become exercisable on or prior to the date that is six (6) weeks prior to the Calendar Expiration Date because the Trigger has occurred, the Warrant Agent will notify The Depository Trust Company, New York, New York, known as DTC, and mail to each Warrant holder exercise forms detailing the terms and procedure for exercise of the Warrants. All exercises of Warrants (including pursuant to any exercise of the Over-Subscription Privilege (as defined below)) that are fulfilled will be settled as soon as practicable following the Over-Subscription Deadline (as defined below). No Warrants (including those Warrants subject to the Over-Subscription Privilege) shall be exercised after 5:00 p.m. New York City time on the Over-Subscription Deadline.

No Warrants will be exercisable unless at the time of exercise a prospectus relating to our Common Stock issuable upon exercise of the Warrants is current and the Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the Warrant Agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to the Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so. If we do not maintain a current prospectus related to the Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants, and we will not be required to settle any such Warrant exercise. If the prospectus relating to the Common Stock issuable upon the exercise of the Warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, we will not be required to net cash settle or cash settle the Warrant exercise, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.

Over-Subscription Privilege

Any Holder that exercises such Holder’s Warrants in full from and after the Effective Date until the applicable Expiration Date (the “Over-Subscription Period” and the last day of such period, the “Over-Subscription Deadline”), may, subject to the terms of the Warrant Agreement, elect to subscribe for any or all of the shares of Common Stock issuable pursuant to any outstanding but unexercised Warrants as of the Over-Subscription Deadline. The number of shares of Common Stock that will be available in the aggregate to all Holders that exercise their Warrants pursuant to the Over-Subscription Privilege with respect to the Warrants will be the number of shares of Common Stock which are not subscribed for as of the Over-Subscription Deadline pursuant to the basic Warrant exercise rights of all Holders (the “Basic Warrant Exercise Right”) (such number of shares of Common Stock, the “Under-Subscribed Shares”).

If the requests for over-subscription exceed the number of Under-Subscribed Shares, each Holder who exercises the Over-Subscription Privilege in connection with the exercise of Warrants during the Over-Subscription Period will be allocated, with respect to each Exercise Notice, a pro rata percentage of the Under-Subscribed Shares equal to the percentage that results from dividing (i) the number of Warrants exercised by such Holder pursuant to the relevant Exercise Notice during the Over-Subscription Period by (ii) the number of Warrants exercised during the Over-Subscription Period by all Holders who elect to participate in the Over-Subscription Privilege (the “Pro Rata Share”), and the number of shares of Common Stock so allocated to such Holder will be the product of the Pro Rata Share and the Under-Subscribed Shares. Such percentage could result in the allocation of more or fewer over-subscription shares of Common Stock than the Holder requested to purchase through the exercise of the Over-Subscription Privilege.

However, if this allocation results in any Holder receiving a greater number of shares of Common Stock than the Holder subscribed for pursuant to the exercise of the Over-Subscription Privilege (the “Elected Over-Subscription Shares”), then such Holder will be allocated only that number of shares of Common Stock for which the Holder over-subscribed. Any shares of Common Stock that remain available as a result of the allocation described above being greater than a Holder’s over-subscription request will be allocated among all remaining Holders who exercised the Over-Subscription Privilege and whose initial allocations were less than the number of shares of Common Stock they requested. This second allocation will be made pursuant to the same formula described above (recalculating the Pro Rata Share by reference to such remaining Holders) and repeated, if necessary, until all available shares of Common Stock have been allocated or all over-subscription requests have been satisfied in full.

Over-subscription requests must be submitted at the same time as a Holder exercises its Basic Warrant Exercise Right during the Over-Subscription Period, and in any case no later than 5:00 p.m. New York City time on the Over-Subscription Deadline.

To properly exercise the Over-Subscription Privilege, a Holder must deliver an amount in cash equal to the product (rounded to the nearest cent, with half a cent being rounded upwards) of (x) the Elected Over-Subscription Shares and (y) the Exercise Price (such amount, the “Elected Over-Subscription Shares Amount”) at the same time as the Basic Warrant Exercise Right exercised. Any excess payments received, including payments for Elected Over-Subscription Shares a Holder requested to purchase pursuant to the Over-Subscription Privilege but which were not allocated to such Holder, will be returned, without interest, promptly following the settlement date for issuances of shares of Common Stock pursuant to the Over-Subscription Privilege.

Exercise Price and Adjustments

The Warrants have an initial exercise price of $47.50 per share (the “Exercise Price”). Subject to certain excluded transactions, the Warrants provide for adjustments to the exercise price of the Warrants following a number of corporate events, including (i) our issuance of a stock dividend or the subdivision or combination of our Common Stock, (ii) our issuance of rights, options or Warrants to purchase our Common Stock for no consideration or for consideration at less than the market price of the Common Stock immediately preceding the announcement date of the issuance, (iii) a distribution of capital stock of the Company or any subsidiary other than our Common Stock, rights to acquire such capital stock, evidences of indebtedness or assets, (iv) our issuance of a cash dividend on our Common Stock, (v) certain tender offers for our Common Stock by the Company or one or more of our wholly-owned subsidiaries and (vi) adjustments in the Board’s discretion, subject to certain notice requirements. The Warrants also provide for adjustments to the number of shares of Common Stock for which the Warrants are exercisable following our issuance of a stock dividend or the subdivision or combination of our Common Stock.

Business Combination or Reclassification of Common Stock

If, at any time Warrants are outstanding, there is: (i) any business combination (as defined in the Warrant Agreement) or (ii) reclassifications of our Common Stock (other than as contemplated above), the right to exercise a Warrant for our Common Stock shall be converted into the right to exercise a Warrant to acquire the number of shares of stock or other securities or property (including cash) that the Common Stock issuable (at the time of such business combination or reclassification) upon exercise of such Warrant immediately prior to such business combination or reclassification would have been entitled to receive upon consummation of such business combination or reclassification.

Manner of Exercise

The Warrants will be exercisable, at the option of each Warrant holder, in whole or in part by delivering to the Warrant Agent a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise. The Warrants are exercisable for cash only.

Transferability of Warrants; Listing

The Warrants may be sold, transferred or assigned, in whole or in part. We have applied for listing the Warrants on the NYSE American and expect trading to commence on or around April 30, 2025, under the symbol “MPTI WS.” The Common Stock is listed on the NYSE American under the symbol “MPTI.”

Fractional Shares

Warrants may be exercised only for whole numbers of shares of our Common Stock. Whenever any fraction of a share of Common Stock would otherwise be required to be issued or distributed, the actual issuance or distribution made shall reflect a rounding of such fraction up or down, as applicable, to the nearest whole share.

Rights as a Stockholder

Until Warrant holders acquire shares of our Common Stock upon exercise of the Warrants, Warrant holders will have no rights with respect to the shares of our Common Stock underlying such Warrants. Upon the acquisition of shares of our Common Stock upon exercise of the Warrants, the holders thereof will be entitled to exercise the rights of a Common Stockholder only as to matters for which the record date for the matter occurs after the exercise date of the Warrants.

Settlement

All exercises of Warrants (including pursuant to any exercise of the Over-Subscription Privilege) that are fulfilled will be settled as soon as practicable following the Over-Subscription Deadline. No Warrants (including those Warrants subject to the Over-Subscription Privilege) shall be exercised after 5:00 p.m. New York City time on the Over-Subscription Deadline. Holders may not receive such shares within the typical two (2) business day settlement after exercise of their Warrants (or the exercise of the Over-Subscription Privilege). The Company reserves the right to the change the settlement mechanics, and timing of settlement, as needed.

Item 2.	Exhibits

Exhibit No.	Description

4.1	Warrant Agreement, dated as of April 25, 2025, by and among M-tron Industries, Inc., Computershare Inc., and Computershare Trust Company, N.A.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

M-tron Industries, Inc.

Dated: April 25, 2025	By:	/s/ Cameron Pforr
		Name:	Cameron Pforr
		Title:	Interim Chief Executive Officer and Chief Financial Officer